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                           October 4, 2023

       Swee Guan Hoo
       Chief Executive Officer
       Energem Corp.
       Level 3, Tower 11, Avenue 5, No. 8
       Jalan Kerinchi, Bangsar South
       Wilayah Persekutuan Kuala Lumpur, Malaysia

                                                        Re: Energem Corp.
                                                            Amendment No. 8 to
Registration Statement on Form S-4
                                                            Filed September 26,
2023
                                                            File No. 333-268716

       Dear Swee Guan Hoo:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 6, 2023, letter.

       Amendment No. 8 to Form S-4

       General

   1. We note that your preliminary proxy statement filed on July 14, 2023, and definitive proxy statement filed
on July 24, 2023, make specific reference to November 18, 2023, as the extended date for
which shareholder approval was sought, and make no reference to
                                                        February 18, 2024.
Accordingly, it appears that the shareholder meeting held on August
                                                        10, 2023, approved
November 18, 2023 (and not February 18, 2024), as the new extension deadline. Please revise
disclosure throughout your Form S-4 to reflect November 18,
                                                        2023, as the extension
deadline approved by the shareholder meeting held on August 10,
                                                        2023, or advise.
Additionally ensure that your articles of association and the trust agreement are amended
for consistency.
 Swee Guan Hoo
FirstName  LastNameSwee Guan Hoo
Energem Corp.
Comapany
October    NameEnergem Corp.
        4, 2023
October
Page 2 4, 2023 Page 2
FirstName LastName
2.       We note that the definition of "Public Units    on page six indicates
that each public unit
         consists of one public share and one-half of one public warrant. However, the Form S-1 filed in connection with your initial public offering discloses that each public unit consists of one public share and one public warrant. Please revise or explain this apparent inconsistency. In addition, we note that the ownership tables on pages 41, 43, and 78 (in addition to the footnote to the table on page 174) include 4,152,778 public warrants, which does not appear to correspond to the 11,500,000 units issued in your initial public offering. Please revise or explain the difference in outstanding public warrants. In this regard, we note that the warrant agreement filed as Exhibit 4.1 refers to 11,500,000 warrants, each exercisable for one share.
3. We note that the term "Private Placement Warrant(s)" is used, but does not appear to be defined and, according to the tables on pages 41, 43, and 78 (and the footnote to the table on page 174), represents 190,694 shares. By contrast, the term "Placement Warrants" is defined on page 6, and appears to represent 528,075 shares. Please revise your disclosure to reconcile these apparent inconsistencies or explain. In addition, revise your disclosure to clearly describe how the private placement warrants will be treated in the business combination. To the extent that private placement warrants will have provisions that differ from public warrants following the business combination, revise the description of warrants on page 128 to discuss these differences.
4. Please update information in your registration statement as of the most recent practicable date. For instance, and without limitation, we note that the amount owing to the sponsor under the promissory note is disclosed as of June 30, 2023.
Summary of the Proxy Statement/Prospectus, page 22

5. Please revise the diagram representing the post-business combination structure on page 23 to reflect the number of public shareholders following redemptions in connection with your shareholder meeting on August 10, 2023. We note that the diagram discloses
         3,593,769 shares held by the sponsor, directors, and officers, which does not appear to correspond to the 3,403,075 Class A and Class B shares held by these parties according to the table of beneficial ownership on page 122. Please revise or include appropriate disclosure to reconcile this apparent inconsistency.
Summary Unaudited Pro Forma Condensed Combined Financial Information Introduction, page 39

6. We note your disclosures on pages 39 and 168 that because Graphjet's fiscal year end is different from Energem's fiscal year end, the financial information for the nine months ended June 30, 2023 and the year ended September 30, 2022 was determined by adjusting for the Energem's financial information for three months ended December 31, 2022 and
         2021, respectively, which you state is included elsewhere in the filing but does not to appear to be included as such. In order for investors to more easily reconcile the disclosures in the pro forma Statement of Operations, please revise
Note 2 to separately
 Swee Guan Hoo
Energem Corp.
October 4, 2023
Page 3
         present the amounts from Energem's financial statements for the three months ended
         December 31, 2021 and 2022 to reconcile to the amounts presented for the nine months ended June 30, 2023 and the twelve months ended September 30, 2022 in each of the pro forma Statement of Operations.
Risk Factors, page 42

7. Please revise to disclose that the PIPE may be terminated before the business combination is completed and to discuss the related risks. In this regard, we note that the PIPE term sheet has a termination date of October 31, 2023, and that the SEPA has already been terminated.
Energem's listed securities may be subject to de-listing by Nasdaq, page 50

8. Please update to discuss whether you regained compliance with the Nasdaq minimum value listing requirement by the September 27, 2023, deadline. Describe any ongoing consequences and related risks to you and investors. Proposal No. 2--The Business Combination Proposal
Background of the Business Combination, page 79

9. Your disclosure on page 80 that, "At this junction, EF Hutton has not performed additional services and is not entitled to additional fees," appears inconsistent with disclosure on page 169 that indicates EF Hutton will be paid a PIPE placement fee of 6%
         ($600,000) at closing. Please revise to reconcile and to disclose whether this fee is contingent upon completion of the business combination.
Graphjet Technology SDN. BHD.
Financial Statements, page F-34

10. Please provide updated interim financial statements and related disclosures for Graphjet as required by Rule 8-08 of Regulation S-X for the appropriate period of nine months ended
         June 30, 2023. Please also ensure your reference to the periods
covered by Graphjet   s
         interim financial statements on pages 39, 168 and F-1 are consistent with the financial statements included in the filing.
Exhibits

11. Please file updated exhibits to your registration statement. In this regard, we note the third amended articles of association, amended trust agreement, amended share purchase
FirstName LastNameSwee Guan Hoo
       agreement, and lock-up agreement filed on Forms 8-K on August 16 and September 7,
Comapany
       2023.NameEnergem     Corp.
              Additionally file any further amendments to your articles of association and the
Octobertrust agreement.
         4, 2023 Page 3
FirstName LastName
 Swee Guan Hoo
FirstName  LastNameSwee Guan Hoo
Energem Corp.
Comapany
October    NameEnergem Corp.
        4, 2023
October
Page 4 4, 2023 Page 4
FirstName LastName
       Please contact SiSi Cheng at 202-551-5004 or Melissa Gilmore at 202-551-3777 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Debbie Klis